Exhibit 99.1

SENTAGE HOLDINGS INC.

Notice of 2024 Annual General Meeting of Shareholders

To Be Held on December 13, 2024 at 10 a.m. EST

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders (the “shareholders”) of Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) of Sentage Holdings Inc. (the “Company”) will be held at 501 Platinum Tower, 233 Taicang Road, Huangpu, Shanghai, China, on December 13, 2024 at 10 a.m. EST, with the ability given to the shareholders to join virtually. Registered shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting via live audio webcast at www.virtualshareholdermeeting.com/SNTG2024.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	to re-elect Ms. Qiaoling Lu as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting;

2.	to re-elect Mr. Yiheng Guo as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting;

3.	to re-elect Mr. Angel Colon as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting;

4.	to re-elect Mr. Shengsong Wang as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting; and

5.	to elect Ms. Yingxin Bi as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.

The foregoing items are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on October 25, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at http://ir.sentageholdings.com/.

Each resolution proposed at the annual general meeting shall be decided by way of a poll. Holders of the Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on the resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

Each shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder, and a proxyholder need not be a shareholder.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, (ii) by phone at 1-800-690-6903, or (iii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Qiaoling Lu
Qiaoling Lu
Chairman of the Board of Directors

Shanghai, China

November 7, 2024